Exhibit 99.1

Canaan Inc. Announces The Repurchase of Over 4.72 million Outstanding Warrants for Approximately US$6.61 million

BEIJING, June 23, 2022 /PRNewswire/ — Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”), a leading high-performance computing solutions provider, is pleased to announce that it has entered into agreements with certain warrant holders (the “Warrant Holders”) to repurchase over 4.72 million outstanding warrants (“Warrants”) of the Company for an aggregate purchase price of approximately US$6.61 million. The Warrants were issued by the Company in May 2021 pursuant to (i) certain Securities Purchase Agreement (the “SPA”) between the Company and the purchasers party thereto, dated April 29, 2021, and (ii) certain placement agent agreement between the Company and the placement agents thereto, dated April 29, 2021.

Simultaneously, the parties amended the terms of the SPA in a manner that is expected to provide the Company with more flexibility with respect to future issuances of ADSs, Ordinary Shares or Ordinary Share Equivalents, as defined in the SPA.

The Company would like to extend sincere appreciation to warrant investors for their great support in the Company’s development. The completion of the warrant repurchase transaction will eliminate all outstanding warrants and streamline the capital structure of the Company, which enables the Company more financing flexibility in the capital markets.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Canaan Inc.

Established in 2013, Canaan (NASDAQ: CAN), is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production, and software services. The company’s vision is “super computing is what we do, social enrichment is why we do it.” Canaan has a rich experience in chip design and streamlined production in the ASIC field. In 2013, it released and mass produced its first ASIC Bitcoin mining machine. In 2018, Canaan released the world’s first 7nm ASIC chip, providing energy efficient computing equipment to the cryptocurrency mining industry. In the same year, Canaan released the world’s first RISC-V architecture commercial edge AI chip, further harnessing the potential of ASIC technology in the field of high-performance computing and artificial intelligence.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Canaan Inc.’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the possibility that the condition to the closing of the repurchase of the Warrants is not satisfied and the repurchase of the Warrants is not consummated; the possibility that at least of holders of 50.1% in interest of the ADSs do not agree to the Amendment and the Amendment is not consummated. Further information regarding this and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual reports on Form 20-F, as amended. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Canaan Inc.

Ms. Xi Zhang

Email: IR@canaan-creative.com